FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For April 10, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
1. News Release dated April 10, 2007
2. Material Change Report dated April 10, 2007 (re: April 10/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: April 10, 2007   By: *"John Cook"*
                                        (Name)

                               Its: President and Director
                                        (Title)



PETAQUILLA MINERALS LTD.

Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Increases Gold Resources for Molejon by 25%

Vancouver, BC – April 10, 2007: Petaquilla Minerals Ltd. (the "Company") announces that a NI 43-101 compliant gold resource estimate has been completed by AAT Mining Services (AquAeTer, Inc. dba AAT Mining Services) that significantly upgrades the prior resource estimate of 893,000 ounces of Inferred gold ounces.

The new resource calculation outlines *447,879 ounces* of Measured resources, *161,379 ounces* of Indicated resources and *506,294 ounces* of Inferred resources at the Molejon Gold deposit AAT Mining Services has also estimated that 179,934 ounces of the Measured and Indicated ounces contained in the low-grade material have potential for blending with the high-grade to achieve an optimum mill feed without loss of resources. Moreover, drilling confirmed the high-grade area of 1.667 mm tonnes grading 5.0 g/tonne at a cutoff grade of 2.5 g/tonne.

Category	Tonnage	Cut-off (g/tonnes)	Average Grade	Ounces
Measured	10.236 Mio	0.3	1.37	447,879
Indicated	7.327 Mio	0.3	0.69	161,379
Inferred	22.2 Mio	0.3	0.71	506,294

The 506,294 ounces of gold presently defined as Inferred resources are currently being evaluated by infill drilling to 25 metre centres with an aim to convert this resource to Measured and Indicated resources for the Molejon Gold Plant Expansion Feasibility Study. Most of these mineralized drill holes are 50 to 75 metres away from Measured and Indicated mineralized resources.

John Cook, the Company's President and Director, said, "This new upgraded resource estimate is the first important step in a comprehensive strategy for the Molejon Gold Project. As we continue to methodically advance Molejon to production in 2007, we are also proactively aggregating and refining the results of other activities, notably further drilling, in order to plan for expansion of output as soon as possible. Molejon which falls on the El Real trend is open in three directions and the 40,000 metres of diamond drilling is focused specifically in this area at present. Our intention continues to be to aggressively maximize value in a growing gold project".

The Company's strategy in 2007 is to define further Measured and Indicated resources at Molejon and, in conjunction with Petaquilla Copper Ltd. ("Copper"), to expand the resource evaluation at Botija Abajo, as well as at other targets such as Mestizo and Lata, where gold mineralization has been discovered. The goal of the projected overall 70,000 metres of drilling is to identify more than 1.5 million ounces of total resources. Achieving this resource target would justify expansion of the Molejon Gold Plant from 2,200 tonne/day milled to 5,000 tonne/day.

In 2006, 14,005 metres were drilled and three major milestones for the project were reached. It should be noted that 81.4% of the total drill program focused on infill drilling whereas 11.5% focused on additional resource drilling, which increased overall ounces by 25%. First, the majority of drilling or 11,398 metres was for the infill program and it moved a substantial amount of the resource from the Inferred to the Measured and Indicated categories. Second, 1,627 metres of additional resource drilling has discovered another deeper mineralization trend north of the known resource at Molejon. This new trend, known as the NW Deep, exhibits two cohesive blocks of mineralization, one near the surface and another at a depth of approximately 100 metres. The extension of the known mineralization trends to the NNE, and the WSW continues to be extended through step-out drilling. Its proximity to the likely pitwall of the main deposit should allow easy access during mining. Third, the remaining approximately 980 metres of condemnation drilling has established the location for the 2,200 TPD plant currently being constructed.

With respect to the Molejon resource estimate, the on-site independent Qualified Person, Sean C. Muller, P. Geo., has reviewed the table and data above for accuracy and approves of this News Release.

Botija Abajo

At Petaquilla Copper Ltd.'s 52%-owned Botija Abajo (the Company owns 22.189 million shares of Petaquilla Copper Ltd.), 3.4 km to the northeast of the Molejon deposit, a gold-bearing epithermal system atop what appears to be a supergene copper oxide deposit has been uncovered (please refer to the Company's News Release dated February 26, 2007). More than 120,000 ounces of medium grade gold appears evident and accelerated infill drilling is underway in an attempt to outline Measured and Indicated resources. The Company and Copper have jointly undertaken to evaluate the metallurgy of the gold oxide cap, as potential mill feed for the Molejon Gold Plant.

The on-site independent QP, Sean C. Muller, P. Geo., has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet NI 43-101 standards. Strict quality assurance/quality control ("QA/QC") protocols have been defined and implemented under Mr. Muller's supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

The modeling effort included a complete review of the drilling, geology, sampling methods and approach, sample preparation, analysis, security (chain of custody), and QA/QC procedures used during the exploration of the Molejon gold deposit.

A diagram modeling the Measured and Indicated resources with drill hole penetrations will be posted on the Company's website.

Mine Update

The Phase I construction of the 2,200 TPD CIP plant for the Molejon gold mine is on schedule to reach production in the third quarter of 2007. The foundations for the ball mills are now being poured and the steel for the initial CIP and the leach tanks is en route. Phase I is fully financed and due to the ongoing drill program, and results thereof, it is anticipated the plant size will be increased to 5,000 TPD soon after Phase I completion. Phase II will be financed with cash flow generated by gold production. The Company expects initial production at Molejon to be 120,000 ounces of gold annually with estimated cash costs of below $200.00 USD per ounce.

Petaquilla Copper Ltd. Update

As the Company is the largest single shareholder of Petaquilla Copper Ltd. ("Copper") holding 22,189 million shares, the Company is pleased to report that Copper's second tranche of its $40 million financing has closed. As the $40 million dollar financing is being completed at $2.00 per Unit, the Company's investment in Copper is currently worth $44.378 million dollars (0.41 cents per diluted share). Much progress has occurred on the Petaquilla Copper Project property including the current 210,000 metre drill program (60,000m resource and 150,000m confirmation), discovery of the new zone at Botija Abajo, and site visits and discussions with Copper's joint venture partners, Inmet Mining Corporation and Teck Cominco Limited, concerning strategies to move the project forward.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

John Cook
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll Free 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

April 10, 2007

Item 3.   **News Release**

The Company's news release dated April 10, 2007, was disseminated by CCN Matthews on April 10, 2007.

Item 4.   **Summary of Material Change**

The Company announces that a NI 43-101 compliant gold resource estimate has been completed by AAT Mining Services (AquAeTer, Inc. dba AAT Mining Services) that significantly upgrades the prior resource estimate of 893,000 ounces of Inferred gold ounces

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

John Cook, President and Director of the Company, can be contacted at 604-694-0021.

Item 9.   **Date of Report**

April 10, 2007

PETAQUILLA MINERALS LTD.

Per: "John Cook"

John Cook
President and Director



SCHEDULE "A"

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: John Cook

Contact telephone number: 604-694-0021

PETAQUILLA MINERALS LTD.

Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Increases Gold Resources for Molejon by 25%

Vancouver, BC – April 10, 2007: Petaquilla Minerals Ltd. (the "Company") announces that a NI 43-101 compliant gold resource estimate has been completed by AAT Mining Services (AquAeTer, Inc. dba AAT Mining Services) that significantly upgrades the prior resource estimate of 893,000 ounces of Inferred gold ounces.

The new resource calculation outlines *447,879 ounces* of Measured resources, *161,379 ounces* of Indicated resources and *506,294 ounces* of Inferred resources at the Molejon Gold deposit AAT Mining Services has also estimated that 179,934 ounces of the Measured and Indicated ounces contained in the low-grade material have potential for blending with the high-grade to achieve an optimum mill feed without loss of resources. Moreover, drilling confirmed the high-grade area of 1.667 mm tonnes grading 5.0 g/tonne at a cutoff grade of 2.5 g/tonne.

Category	Tonnage	Cut-off (g/tonnes)	Average Grade	Ounces
Measured	10.236 Mio	0.3	1.37	447,879
Indicated	7.327 Mio	0.3	0.69	161,379
Inferred	22.2 Mio	0.3	0.71	506,294

The 506,294 ounces of gold presently defined as Inferred resources are currently being evaluated by infill drilling to 25 metre centres with an aim to convert this resource to Measured and Indicated resources for the Molejon Gold Plant Expansion Feasibility Study. Most of these mineralized drill holes are 50 to 75 metres away from Measured and Indicated mineralized resources.

John Cook, the Company's President and Director, said, "This new upgraded resource estimate is the first important step in a comprehensive strategy for the Molejon Gold Project. As we continue to methodically advance Molejon to production in 2007, we are also proactively aggregating and refining the results of other activities, notably further drilling, in order to plan for expansion of output as soon as possible. Molejon which falls on the El Real trend is open in three directions and the 40,000 metres of diamond drilling is focused specifically in this area at present. Our intention continues to be to aggressively maximize value in a growing gold project".

The Company's strategy in 2007 is to define further Measured and Indicated resources at Molejon and, in conjunction with Petaquilla Copper Ltd. ("Copper"), to expand the resource evaluation at Botija Abajo, as well as at other targets such as Mestizo and Lata, where gold mineralization has been discovered. The goal of the projected overall 70,000 metres of drilling is to identify more than 1.5 million ounces of total resources. Achieving this resource target would justify expansion of the Molejon Gold Plant from 2,200 tonne/day milled to 5,000 tonne/day.

In 2006, 14,005 metres were drilled and three major milestones for the project were reached. It should be noted that 81.4% of the total drill program focused on infill drilling whereas 11.5% focused on additional resource drilling, which increased overall ounces by 25%. First, the majority of drilling or 11,398 metres was for the infill program and it moved a substantial amount of the resource from the Inferred to the Measured and Indicated categories. Second, 1,627 metres of additional resource drilling has discovered another deeper mineralization trend north of the known resource at Molejon. This new trend, known as the NW Deep, exhibits two cohesive blocks of mineralization, one near the surface and another at a depth of approximately 100 metres. The extension of the known mineralization trends to the NNE, and the WSW continues to be extended through step-out drilling. Its proximity to the likely pitwall of the main deposit should allow easy access during mining. Third, the remaining approximately 980 metres of condemnation drilling has established the location for the 2,200 TPD plant currently being constructed.

With respect to the Molejon resource estimate, the on-site independent Qualified Person, Sean C. Muller, P. Geo., has reviewed the table and data above for accuracy and approves of this News Release.

Botija Abajo

At Petaquilla Copper Ltd.'s 52%-owned Botija Abajo (the Company owns 22.189 million shares of Petaquilla Copper Ltd.), 3.4 km to the northeast of the Molejon deposit, a gold-bearing epithermal system atop what appears to be a supergene copper oxide deposit has been uncovered (please refer to the Company's News Release dated February 26, 2007). More than 120,000 ounces of medium grade gold appears evident and accelerated infill drilling is underway in an attempt to outline Measured and Indicated resources. The Company and Copper have jointly undertaken to evaluate the metallurgy of the gold oxide cap, as potential mill feed for the Molejon Gold Plant.

The on-site independent QP, Sean C. Muller, P. Geo., has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet NI 43-101 standards. Strict quality assurance/quality control ("QA/QC") protocols have been defined and implemented under Mr. Muller's supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

The modeling effort included a complete review of the drilling, geology, sampling methods and approach, sample preparation, analysis, security (chain of custody), and QA/QC procedures used during the exploration of the Molejon gold deposit.

A diagram modeling the Measured and Indicated resources with drill hole penetrations will be posted on the Company's website.

Mine Update

The Phase I construction of the 2,200 TPD CIP plant for the Molejon gold mine is on schedule to reach production in the third quarter of 2007. The foundations for the ball mills are now being poured and the steel for the initial CIP and the leach tanks is en route. Phase I is fully financed and due to the ongoing drill program, and results thereof, it is anticipated the plant size will be increased to 5,000 TPD soon after Phase I completion. Phase II will be financed with cash flow generated by gold production. The Company expects initial production at Molejon to be 120,000 ounces of gold annually with estimated cash costs of below $200.00 USD per ounce.

Petaquilla Copper Ltd. Update

As the Company is the largest single shareholder of Petaquilla Copper Ltd. ("Copper") holding 22,189 million shares, the Company is pleased to report that Copper's second tranche of its $40 million financing has closed. As the $40 million dollar financing is being completed at $2.00 per Unit, the Company's investment in Copper is currently worth $44.378 million dollars (0.41 cents per diluted share). Much progress has occurred on the Petaquilla Copper Project property including the current 210,000 metre drill program (60,000m resource and 150,000m confirmation), discovery of the new zone at Botija Abajo, and site visits and discussions with Copper's joint venture partners, Inmet Mining Corporation and Teck Cominco Limited, concerning strategies to move the project forward.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward looking statements included in this news release are based upon information available to the

Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

**On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.**

John Cook
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll Free 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.